UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated February 15, 2011, announcing that the Company will spin off its operations in the North Atlantic Basin into a new subsidiary, North Atlantic Drilling Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: February 15, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Contemplated share issue in new subsidiary

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR TO U.S. NEWS WIRE SERVICES OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL

Hamilton, Bermuda, February 15, 2011- The Board of Directors of Seadrill Limited ("Seadrill") have decided to create a new drilling company focusing entirely on harsh environment operations. To achieve that Seadrill will spin off its operations in the North Atlantic Basin into a new subsidiary, the North Atlantic Drilling Limited ("NADL" or the "Company"), by transferring a fleet of six existing harsh environment units to NADL. The fleet will consist of the following drilling units: West Phoenix, West Venture, West Alpha, West Navigator, West Epsilon and West Elara. In addition, Seadrill is in final stages of negotiating a new building contract for a 7th unit, which will also become a part of NADL.

The objective is to develop an unrivalled owner and operator of arctic and harsh environment drilling units. NADL will have some 1,000 employees working in an organization which have nearly 40 years of experience. This will put the Company in a unique position to serve the oil companies safely and effectively in developing new and even more challenging reservoirs.

The Board of Director has aggressive ambitions for growth in this segment. Although a part of this growth will be organic, the Company will with a contract backlog of more than US$3 billion and a solid balance sheet be well positioned to play a leading role in consolidation of this fragmented market segment.

The Company will target a minimum annual dividend yield of 7% for its shareholders.

Seadrill has retained the services of RS Platou Markets AS, ABG Sundal Collier Norge ASA, Carnegie ASA, and Fearnleys Fonds ASA to effect a private placement of new shares directed towards Norwegian and international institutional investors (the "Private Placement").

The anticipated gross proceeds of the contemplated Private Placement will be US$1,700 million through issuance of 1,000,000,000 new ordinary shares. The order price has been set at US$1.7 per share by the Board of Directors. Seadrill will subscribe for and be allocated a minimum of 750,000,000 shares, and will following the private Placement own approximately 75% of the new Company. The remaining 25% will be owned by new shareholders. The minimum order in the Private Placement has been set to US$250,000.

The gross proceeds of the Private Placement will be used to finance the acquisition of the six drilling units from Seadrill mentioned above and to fund necessary working capital.

The application period commences today (February 15, 2011) at 09:00 CET and close on February 16, 2011 at 22:00 CET. The Board of Directors of NADL may, however, at any time resolve to close early or extend the application period at its own discretion. However, the Application period will under no circumstances close prior to 12:00 (CET) on 16 February 2011.

Alf C Thorkildsen, CEO of Seadrill Management AS says in a comment, "We are excited about the establishment of North Atlantic Drilling. We have six units on long term contracts and a unique position in the harsh environment market segment. Through the establishment of the new Company, we can capitalise on this position and seek growth and consolidation opportunities which are limited by the existing ownership structure. Seadrill will remain a long term majority shareholder in North Atlantic Drilling.

The proceeds we receive from this Private Placement will further enable the growth in Seadrill's three core global markets, i.e. the ultra-deepwater market, the high-end jack-up market, and the tender rig market. The proceeds from the Private Placement will together with our strong cash flow make it possible for us to conclude ongoing evaluation of fleet expansion without raising additional equity.

Our recent spin off of Seawell, has proven the value such a transaction can generate to both Seadrill and other participating investors. We foresee a similar outcome with NADL driven by creation of a market leading harsh environment player, and a stronger Seadrill with increased earnings capacity".

A conference call will be held at 17:00 (CET) today (February 15, 2011), hosted by Seadrill Management's CEO Alf C Thorkildsen and CFO Esa Ikäheimonen.

Link to register for conference call details:

http://emea.directeventreg.com/registration/event/45091095

Link to register for the investor presentation:

http://wcc.webeventservices.com/r.htm?e=287565&s=1&k=C8F93E85667AD3DAEF26E1F0AE0C867F&cb=blank

The Board of NADL has resolved to apply for listing on the Oslo Stock Exchange within 2011. The shares will commence trading on the Norwegian over the counter ("N-OTC") following delivery of the shares to the investors. The Private Placement is subject to the approval by the Board of NADL following closure of the placement.

For further information, please contact:

Alf C Thorkildsen, CEO & President, Seadrill Management AS, +47 51 30 99 19
Esa Ikäheimonen, CFO, Seadrill Management AS, +47 51 30 99 19
Jim Dåtland, VP Investor Relations, Seadrill Management AS, +47 51 30 99 19

http://www.seadrill.com

or the Managers:

RS Platou Markets AS, +47 22 01 63 93
ABG Sundal Collier Norge ASA, +47 22 01 60 00
Carnegie ASA, +47 22 00 93 40
Fearnley Fonds ASA, +47 22 93 60 00

Important Notice

The Private Placement and this announcement and other information in connection with the Private Placement may be restricted by law in certain jurisdictions. North Atlantic Drilling assumes no responsibility in the event there is a violation by any person of such restrictions. Persons in whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions. This announcement is not for distribution, directly or indirectly, in or into any jurisdiction in which it is unlawful to make any such offer or solicitation to such person or where prior registration or approval is required for that purpose.

This document is not an offer to sell, or the solicitation of an offer to buy or subscribe for securities in the United States, Australia, Canada, Japan or in any jurisdiction in which such offer, solicitation or sale is unlawful. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933 (the "Securities Act") or an exemption from, or in a transaction not subject to, registration. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. The new shares to be offered may not be offered or sold within the United States, except to qualified institutional buyers ("QIB"), as defined in Rule 144A under the U.S. Securities Act ("Rule 144A"), through affiliates of the Managers, in reliance upon the exemption from the registration requirements provided by section 4(2) of the U.S. Securities Act Rule 144A, and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act. The shares to be offered will be subject to certain restrictions on transfer.

This document is only addressed to and is only directed at persons in member states of the European Economic Area (the "EEA") who are "qualified investors" within the meaning of Article 2.1(e) of the Prospectus Directive (Directive 2003/71/EC). In addition, in the United Kingdom, these materials are directed solely at persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) are persons falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (all such persons together being referred to as "relevant persons"). These materials are addressed only to, and directed only at, relevant persons and qualified investors and must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons or (ii) in any member state of the EEA other than the United Kingdom, by qualified investors. Any investment or investment activity to which these materials relate is available only to, and will be engaged in only with, in the United Kingdom, relevant persons, and in any member state of the EEA other than the United Kingdom, qualified investors.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.